September 24, 2019

Thomas K. Equels
Chief Executive Officer and President
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala FL 34473

       Re: AIM ImmunoTech Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 24, 2019
           File No. 333-233657

Dear Mr. Equels:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed on September 24,
2019

Cover page

1. We note your amended disclosure indicating the offering is being made on a best efforts basis. Please revise your cover page to include the date the offering will end.
       Additionally, disclose any arrangements to place funds in escrow, trust or similar account, and if you have not made any such arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.
      Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at (202) 551-
3625 with any questions.
 Thomas K. Equels
AIM ImmunoTech Inc.
September 24, 2019
Page 2
                                     Sincerely,
FirstName LastNameThomas K. Equels
                                     Division of Corporation Finance
Comapany NameAIM ImmunoTech Inc.
                                     Office of Healthcare & Insurance
September 24, 2019 Page 2
cc:       Rick Feiner, Esq.
FirstName LastName